FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                 Corporate Senior Vice President
                                                General Manager of
                                                 Personnel Division

June 28, 2006


--------------------------------------------------------------------------------

(Translation)
                                                        (Securities Code: 7752)
                                                                  June 28, 2006

                             NOTICE OF RESOLUTION
             AT THE 106TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 106th ordinary general meeting of shareholders.

                                          Yours faithfully,
                                          Masamitsu Sakurai,
                                          Chairman Of The Board And
                                          REPRESENTATIVE DIRECTOR,
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                          Ricoh Company, Ltd.
                                          1-3-6 Nakamagome, Ohta-ku, Tokyo

REPORTED ITEMS

    1. The Business Report, Consolidated Balance Sheets and Consolidated Statements of Income as well as the results of auditing consolidated financial statements by accounting auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

    2. The Non-Consolidated Balance Sheets and Non-Consolidated Statements of Income for the fiscal year ended March 31, 2006, and the acquisition of treasury shares by resolution of the Board of Directors in accordance with the authorization provided in the Company's Articles of Incorporation.

RESOLVED ITEMS

 Agenda 1: Approval of the proposed appropriation of retained earnings for the fiscal year - Approved as proposed. (Dividend is Yen 12 per share.)

 Agenda 2: Partial amendment to the Articles of Incorporation - Approved as proposed.
           (For details of the amendment, please refer to pages 3 to 11.)

 Agenda 3: Election of eleven (11) directors - Approved as proposed, with the reappointment of Masamitsu Sakurai, Koichi Endo, Masayuki Matsumoto, Katsumi Yoshida, Takashi Nakamura, Shiro Kondoh, Kazunori Azuma, Zenji Miura and Takaaki Wakasugi as well as the new appointment of Kiyoshi Sakai and Takuya Goto.
           Takaaki Wakasugi and Takuya Goto are outside directors.

 Agenda 4: Election of one (1) corporate auditor - Approved as proposed, with the new appointment of Shigekazu Iijima.

 Agenda 5: Election of one (1) substitute corporate auditor - Approved as proposed, with the new appointment of Satoshi Itoh.

 Agenda 6: Granting of retirement allowances to retiring directors and a corporate auditor - Approved as proposed, with the resolution to disburse retirement allowances in appropriate amounts within the set limits according to the standards prescribed by the Company, to the retired directors Tatsuo Hirakawa and Nobuo Mii, as well as retired corporate auditor Hisaaki Koga, in recognition of their services. The details such as amount, timing and manner of payment are to be decided by the Board of Directors regarding the directors and to the consultation of corporate auditors regarding the corporate auditor.

                             PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay a dividend of Yen 12 per share (Yen 24 for the full fiscal year). Please review the enclosed postal remittance notification form to receive the dividend payment.

   If you specify a bank transfer, we will send you a dividend account statement and a remittance form.

Details of Amendment to the Articles of Incorporation:

The details of amendments are as follows:

                                    (Underlined portions indicate the changes.)

   ==================================             =============================
   Previous Articles of Incorporation             New Articles of Incorporation
   ==================================             =============================

     CHAPTER I. GENERAL PROVISIONS                CHAPTER I. GENERAL PROVISIONS

(Trade Name)                                  (Trade Name)

   Article 1. The name of the Company            Article 1. The name of the Company
is Kabushiki Kaisha Ricoh and is              is Kabushiki Kaisha Ricoh and is
written RICOH COMPANY, LTD. in English.       expressed RICOH COMPANY, LTD. in
-------                                       ---------
                                              English.

(Location of Head Office)                     (Unchanged)
-------------------------
   Article 2. The head office of the
   Company is to be located in Ohta-ku,
   Tokyo.

(Objectives)                                  (Unchanged)
------------
   Article 3. The objectives of the
Company are to engage in the
following businesses:

   1. - 9. (Omitted)

(Newly established)
                                              (Organizations)
                                              ---------------

                                                 Article 4. In addition to the
                                                 -----------------------------
                                              general meeting of shareholders and
                                              -----------------------------------
                                              directors, the Company shall establish
                                              --------------------------------------
                                              the following organizations:
                                              ----------------------------
                                                   i)  Board of Directors;
                                                       -------------------
                                                   ii) Corporate Auditors;
                                                       -------------------
                                                   iii)Board of Corporate Auditors;
                                                       ----------------------------
                                                       and
                                                       ---
                                                   iv) Accounting Auditors.
                                                       --------------------

(Public Notices)
                                              (Method of Public Notices)
                                              ----------
   Article 4. Public notices of the              Article 5. Public notices of the
           -                                             -
Company shall appear in the Nihon             Company shall appear in the Nihon
Keizai Shimbun published in                   Keizai Shimbun.
               ------------
Tokyo.
-----

           CHAPTER II. SHARES                           CHAPTER II. SHARES

(Total Number of                              (Total Number of Issuable shares)
Shares to be Issued and Types of Share                      ------------------
----------------------------------------
Certificates)
-------------
   Article 5. The total number of                Article 6. The total number of
           -                                             -
shares to be issued by the Company is         issuable shares by the Company is one
-------------------                           ---------------
one billion and five hundred million          billion and five hundred million
(1,500,000,000) shares.                       (1,500,000,000) shares.
If any shares are cancelled,                  (Deleted)
----------------------------
the number of shares so cancelled
------------------------------
shall be deducted from the total
--------------------------------
number of shares to be issued.
------------------------------
   2. The types of share certificates            (Deleted)
   ----------------------------------
to be issued by the Company shall
---------------------------------
be subject to the Share Handling
--------------------------------
Regulations established by the Board
------------------------------------
of Directors.
-------------

   (Newly established)
                                              (Issuance of Share Certificates)
                                              -------------------------------
                                                 Article 7. The Company shall issue
                                                 ----------------------------------
                                              share certificates for the shares.
                                              ----------------------------------

 ===================================         ================================
 Previous Articles of Incorporation           New Articles of Incorporation
 ===================================         ================================

(Purchase of Treasury Stocks)             (Purchase of Treasury Stocks)

   Article 6. The Company may                Article 8. The Company may acquire
           -                                         -                  -------
purchase the shares of its own stocks     the shares of its own stocks by a
--------                                  resolution of the Board of Directors
by a resolution of the Board of           pursuant to Paragraph 2, Article 165
Directors pursuant to Paragraph 1,                    ------------------------
                      ------------        of the Corporation Law.
Item 2 of Article 211-3 of the            -----------------------
------------------------------
Commercial Code.
----------------


(Number of Shares Constituting One        (Number of Shares Constituting One
Unit and Non-Issuance of Certificates     Unit and Non-Issuance of Certificates
for Less-Than-One-Unit Shares)            for Less-Than-One-Unit Shares)

   Article 7. The number of shares           Article 9.
           -                                         -
constituting one unit of shares of the       1. The number of shares
Company shall be one thousand                --
(1,000) shares.                              constituting one unit of shares of
                                             the Company shall be one thousand
                                             (1,000) shares. (Small change in
                                             Japanese)


2. The Company shall not issue any        2. Notwithstanding the provisions of
certificates for shares constituting         ---------------------------------
                 -------------------      Article 7, the Company shall not issue
less than one unit of shares              ----------
----------------------------              any certificates for
(hereinafter referred to as               less-than-one-unit shares, unless
---------------------------               --------------------------
"less-than-one-unit shares"),             otherwise provided for in the Share
-----------------------------             Handling Regulations.
unless otherwise provided for in the
Share Handling Regulations.



(Newly established)                       (Rights Concerning Less-Than-One-Unit
                                          -------------------------------------
                                          Shares)
                                          -------
                                             Article 10. A shareholder
                                             -------------------------
                                          (including the beneficial shareholder;
                                          --------------------------------------
                                          the same applies hereinafter) of the
                                          ------------------------------------
                                          Company shall not exercise any rights
                                          -------------------------------------
                                          other than those described below with
                                          -------------------------------------
                                          respect to the less-than-one-unit
                                          ---------------------------------
                                          shares held by it.
                                          ------------------
                                               i)Right described in each Item
                                               ------------------------------
                                                 of Paragraph 2, Article 189 of
                                                 ------------------------------
                                                 the Corporation Law.
                                                 --------------------
                                               ii)Right to make a request under
                                               --------------------------------
                                                 the provision of Paragraph 1,
                                                 -----------------------------
                                                 Article 166 of the
                                                 ------------------
                                                 Corporation Law.
                                                 ----------------
                                               iii)Right to receive allocation of
                                               ----------------------------------
                                                 offered shares and allocation
                                                 -----------------------------
                                                 of offered stock purchase
                                                 -------------------------
                                                 warrants in accordance with
                                                 ---------------------------
                                                 the number of shares held by
                                                 ----------------------------
                                                 the shareholder.
                                                 ----------------
                                               iv)Right to make a request
                                               --------------------------
                                                 provided for in the following
                                                 -----------------------------
                                                 Article.
                                                 --------

(Sale of Shares Constituting              (Sale of Shares Constituting
Less-Than-One-Unit Shares to              Less-Than-One-Unit Shares to
Constitute One Unit)                      Constitute One Unit)

   Article 8. A shareholder (including       Article 11. A shareholder of the
           -                ----------               --
the beneficial shareholder; the same      Company may request that the
------------------------------------      Company sell such number of shares
applies hereinafter) who holds            as may, together with the number of
------------------------------                                  ---
less-than-one-unit shares of the          less-than-one-unit shares held by
-------------------------                                           -------
Company, may request that the Company     the shareholder, constitute one unit
sell such number of shares as may,        ---------------
     ----                                 of shares, in accordance with the
together with such number                 Share Handling Regulations.
              ----
of less-than-one-unit shares,
constitute one unit of shares, in
accordance with the Share Handling
Regulations.

  ==================================             =============================
  Previous Articles of Incorporation             New Articles of Incorporation
  ==================================             =============================

(Transfer Agent)                             (Administrator of Register of
----------------                             -----------------------------
                                             Shareholders)
                                             -------------

   Article 9. The Company shall have a          Article 12.
           -                         -                  --
transfer agent for its shares.                  1. The Company shall have an
------------------------------                  --                        --
                                             administrator of the register of
                                             --------------------------------
                                             shareholders.
                                             -------------
   2. The transfer agent and its                2. The administrator of the
      ------------------                           ------------------------
business office shall be determined by       register of shareholders and its
--------                                     ------------------------
resolution of the Board of Directors         handling office shall be determined by
and public notice shall be given             ---------
thereof.                                     resolution of the Board of Directors
                                             and public notice shall be given
                                             thereof.
   3. The register of shareholders              3. The register of shareholders
(including the register of beneficial        (including the register of beneficial
shareholders; the same applies               shareholders; the same applies
hereinafter) and the register of the         hereinafter), the register of stock
lost share certificates of the Company                     ---------------------
shall be kept at the business office         purchase warrants and the register of
         ---------------------------         -----------------
of the transfer agent. All business          the lost share certificates of the
-----------------------------------          Company shall be prepared and kept,
pertaining to the shares of the                               ------------------
-------------------------------              and all other business pertaining to
Company, such as the registration of a       ------------------------------------
--------------------------------------       the register of shareholders, the
transfer of shares and the purchase          ---------------------------------
-----------------------------------          register of stock purchase warrants
and sale of less-than-one-unit shares,       -----------------------------------
--------------------------------------       and the register of the lost share
shall be handled by the transfer agent       ----------------------------------
--------------------------------------       certificates shall be handled by the
and not by the Company.                      ------------------------------------
                                             administrator of the register of
                                             --------------------------------
                                             shareholders and not by the Company.
                                             ------------

(Share Handling Regulations)                 (Share Handling Regulations)

   Article 10. The registration of a            Article 13. The business and the
           --  ---------------------                    --  --------------------
transfer of shares, the registration         service charges pertaining to the
------------------------------------         ---------------
of the lost share certificates, the          shares of the Company shall be subject
-----------------------------------          to laws, ordinances or these Articles
purchase and sale of                            ----------------------------------
--------------------                         of Incorporation and the Share
less-than-one-unit shares by the             --------------------
--------------------------------             Handling Regulations established by
Company, and other business pertaining       the Board of Directors.
---------------------------
to the shares of the Company shall be
subject to the Share Handling
Regulations established by the Board
of Directors.

(Record Date)                                   (Deleted)
-------------

   Article 11. The Company shall deem
   ----------------------------------
the shareholders (including the
-------------------------------
beneficial shareholders; the same
---------------------------------
applies hereinafter) appearing or
---------------------------------
recorded in the final register of
---------------------------------
shareholders as of the accounts
-------------------------------
closing date for each business year to
--------------------------------------
be the shareholders entitled to
-------------------------------
exercise the shareholders' rights at
------------------------------------
the ordinary general meeting of
-------------------------------
shareholders concerning such business
-------------------------------------
year.
-----
   2. In addition to the preceding
   -------------------------------
paragraph, whenever necessary, upon
-----------------------------------
giving prior public notice in
-----------------------------
accordance with the resolution of the
-------------------------------------
Board of Directors, the Company may
-----------------------------------
deem the shareholders or registered
-----------------------------------
pledgees appearing or recorded in the
-------------------------------------
register of shareholders as of a
--------------------------------
certain fixed date to be the
----------------------------
shareholders or registered pledgees
-----------------------------------
entitled to exercise their rights.
----------------------------------

CHAPTER III. GENERAL MEETING OF              CHAPTER III. GENERAL MEETING OF
SHAREHOLDERS                                 SHAREHOLDERS

(Calling of Meeting)                         (Calling of Meeting)

   Article 12. The ordinary general             Article 14.
           --                                           --
meeting of shareholders shall be                (Unchanged)
called in June each year and an
extraordinary general meeting of
shareholders shall be called as the
necessity arises.
   2. A general meeting of                      (Deleted)
   -----------------------
shareholders shall be called by a
---------------------------------
Representative Director previously
----------------------------------
appointed by the resolution of the
----------------------------------
Board of Directors.
-------------------
   3. In the event that the                     (Deleted)
   ------------------------
Representative Director as appointed
------------------------------------
above is unable to act, one of the
----------------------------------
other directors shall call such
-------------------------------
meeting in the order determined in
----------------------------------
advance by resolution of the Board of
-------------------------------------
Directors.
----------

  ==================================             =============================
  Previous Articles of Incorporation             New Articles of Incorporation
  ==================================             =============================

(Newly established)                          (Record Date of General Meeting of
                                             ----------------------------------
                                             Shareholders)
                                             -------------
                                                Article 15. The record date of
                                                ------------------------------
                                             voting rights for the Company's
                                             -------------------------------
                                             general meeting of shareholders shall
                                             -------------------------------------
                                             be March 31 every year.
                                             -----------------------

(Exercise of Voting Rights by Proxy)         (Exercise of Voting Rights by Proxy)

   Article 13. A shareholder may                Article 16.
           --                                           --
exercise his voting rights by proxy             1. A shareholder may exercise his
who shall be another shareholder of             --
the Company entitled to vote.                voting rights by proxy who shall be
            -----------------                another shareholder of the Company
                                             that has voting rights.
                                             -----------------------

   2. Such shareholder or proxy shall           2. Such shareholder or proxy shall
submit a power of attorney to the            submit a document certifying the power
Company.                                              -----------------------
                                             of attorney to the Company for each
                                                                        --------
                                             general meeting of shareholders.
                                             --------------------------------

(Chairman)                                   (Person with the Right to Call the
                                             ----------------------------------
                                             Meeting and Chairman)
                                             -----------

   Article 14. A Representative                 Article 17.
   ----------------------------                 -----------
Director previously appointed by                1. A meeting of the shareholders
--------------------------------                --------------------------------
resolution of the Board of Directors         shall be called and presided over by a
------------------------------------         --------------------------------------
shall preside over a general meeting         Representative Director previously
------------------------------------         ----------------------------------
of shareholders. In the event that the       appointed by the Board of Directors.
--------------------------------------       ------------------------------------
Representative Director is unable to            2. In case the Representative
------------------------------------            -----------------------------
act, one of the other directors shall        Director is unable to act, one of the
-------------------------------------        -------------------------------------
act in his place in the order                other directors shall call and preside
-----------------------------                --------------------------------------
determined in advance by resolution of       over the meeting of the shareholders
--------------------------------------       ------------------------------------
the Board of Directors.                      in accordance with the order
-----------------------                      ----------------------------
                                             determined in advance by resolution of
                                             --------------------------------------
                                             the Board of Directors.
                                             -----------------------

(Newly established)                          (Disclosure and Deemed Provision of
                                             -----------------------------------
                                             Reference Materials for General
                                             -------------------------------
                                             Meeting of Shareholders via the
                                             -------------------------------
                                             Internet)
                                             ---------

                                                Article 18. In calling the general
                                                ----------------------------------
                                             meeting of shareholders, the Company
                                             ------------------------------------
                                             may deem that the information
                                             -----------------------------
                                             regarding the matters which should be
                                             -------------------------------------
                                             described or shown in the reference
                                             -----------------------------------
                                             materials for the general meeting of
                                             ------------------------------------
                                             shareholders, business reports,
                                             -------------------------------
                                             financial documents and consolidated
                                             ------------------------------------
                                             financial documents have been provided
                                             --------------------------------------
                                             to the shareholders by disclosing them
                                             --------------------------------------
                                             via the Internet in accordance with
                                             -----------------------------------
                                             the Ministerial Ordinance of the
                                             --------------------------------
                                             Ministry of Justice.
                                             --------------------

(Method of Adopting Resolutions)             (Method of Adopting Resolutions)

   Article 15. Except as otherwise              Article 19.
           --                                           --
   provided for in laws, ordinances or          1. Except as otherwise provided for
these Articles of Incorporation,                --
resolutions at a general meeting of          in laws, ordinances or these Articles
shareholders shall be adopted by a           of Incorporation, resolutions at a
majority of the votes of the                 general meeting of shareholders shall
shareholders present thereat.                be adopted by a majority of the votes
                                             of the shareholders present thereat
                                             who are entitled to vote.
                                             -------------------------
                                                2. Resolutions provided for in
                                             Paragraph 2, Article 309 of the
                                             -------------------------------
                                             Corporation Law shall be adopted
   2. Special resolutions provided for       ---------------
      -------                                by the vote of the shareholders
in Article 343 of the Commercial Code        not less than two-thirds (2/3) of
   ----------------------------------        -------------
shall be adopted by the vote of the          those present at the meeting
shareholders not less than two-thirds        whereby not less than one-third (1/3)
(2/3) of those present at the meeting        of voting rights of the shareholders
whereby one-third (1/3) of voting            entitled to exercise voting rights
rights of all the shareholders shall         ----------------------------------
constitute a quorum.                         shall constitute a quorum.

(Minutes)                                    (Minutes)

   Article 16. The proceedings in               Article 20. The proceedings in
           --                                           --
   outline and the resultant actions         outline, the resultant actions taken
taken at a general meeting of                and other matters subject to laws and
shareholders shall be entered in the         -------------------------------------
minutes, which shall bear the names          ordinances at a general meeting of
and seals of the chairman of the             ----------
meeting and the directors present and        shareholders shall be entered in the
shall be kept by the Company.                minutes, which shall bear the names
                                             and seals of the chairman of the
                                             meeting and the directors present and
                                             shall be kept by the Company.

  ==================================             =============================
  Previous Articles of Incorporation             New Articles of Incorporation
  ==================================             =============================
CHAPTER IV. DIRECTORS AND BOARD OF           CHAPTER IV. DIRECTORS AND BOARD OF
DIRECTORS                                    DIRECTORS

(Number)                                     (Number)
Article 17. The Company shall have not          Article 21. The Company shall have
        --                                              --
more than fifteen (15) directors.            not more than fifteen (15) directors.
                                             (Small change in Japanese)

(Election)                                   (Election)
   Article 18. Directors shall be               Article 22.
           --                                           --
elected at a general meeting of                 1. (Unchanged)
shareholders.                                   --
   2. Resolutions for the election              2. Resolutions for the election of
under the preceding paragraph shall be                                          --
-----------------------------                directors shall be adopted by a
adopted by a majority of the votes of        ---------
the shareholders present who hold not        majority of the votes of the
less than one-third (1/3) of the             shareholders present who hold not less
voting rights of all the shareholders.       than one-third (1/3) of the voting
                 ---                         rights of the shareholders entitled to
                                                                        -----------
                                             exercise voting rights.
                                             -----------------------
   3. Cumulative voting shall not be            3. (Unchanged)
used for the adoption of resolutions
for the election of directors.

(Term of Office)                             (Term of Office)
   Article 19. The term of office of            Article 23.
           --                                           --
directors shall be until the close of           1. The term of office of directors
the ordinary general meeting of                 --
shareholders relating to the last            shall be until the close of the
accounts closing date occurring within       ordinary general meeting of
-------------------------------              shareholders relating to the last
two (2) years after their assumption         fiscal year ending within two (2)
                          ----------         ------------------
of office; provided, however, that the       years after their election.
--------------------------------------                         ---------
term of office of a director elected            2. The term of office of a director
------------------------------------            -----------------------------------
to fill a vacancy or by reason of an         elected to fill a vacancy of a
------------------------------------         ------------------------------
increase in the number of directors          director who has resigned before the
-----------------------------------          ------------------------------------
shall be for the remaining balance of        completion of his/her term, or elected
-------------------------------------        --------------------------------------
the term of office of the other              to increase the number of directors,
-------------------------------              ------------------------------------
directors currently in office.               shall be for the remaining balance of
------------------------------               -------------------------------------
                                             the term of office of the other
                                             -------------------------------
                                             directors currently in office.
                                             ------------------------------

(Filling of Vacancy)                            (Deleted)
------------------
   Article 20. In the event of any
   -------------------------------
vacancy occurring in the office of
----------------------------------
directors, no election to fill such
-----------------------------------
vacancy may be held, if the number of
-------------------------------------
the remaining directors is not short
------------------------------------
of the statutory number.
------------------------

(Representative Directors)                   (Representative Directors)

   Article 21. One (1) or more                  Article 24. Representative
           --  ---------------                          --
representative directors shall be            Directors shall be elected by
appointed by resolution of the Board                            -------
---------                                    resolution of the Board of Directors.
of Directors.

(Calling of Meetings of Board of             (Person with the Right to Call the
--------------------------------             ----------------------------------
Directors; Chairman; Resolutions)            Meeting of Board of Directors and
---------------------------------            ---------------------------------
                                             Chairman)
                                             ---------

   Article 22. The Board of Directors           Article 25.
           --  ----------------------                   --
shall decide important matters                  (Deleted)
------------------------------                  1. A meeting of the Board of
concerning the execution of business            ----------------------------
------------------------------------         Directors shall be called and presided
and affairs of the Company as well as        --------------------------------------
-------------------------------------        over by a Director previously
such matters as are provided for in          -----------------------------
-----------------------------------          appointed by the Board of Directors.
laws and ordinances.                         ------------------------------------
---------------------                           2. In case the Director is unable
                                             to act, one of the other directors
   2. A meeting of the Board of              shall call and preside over the
      -------------------------                    -------------------------
Directors shall be called and presided       meeting of the Board of Directors in
--------------------------------------       ------------------------------------
over by a Director previously                accordance with the order determined
-----------------------------                ---------------
appointed by the Board of Directors.         in advance by resolution of the Board
------------------------------------         of Directors.
In case the Director is unable to act,
one of the other directors shall
act in his place in the order
-------------------
determined in advance by resolution of
the Board of Directors.

 ===================================             ==============================
  Previous Articles of Incorporation             New Articles of Incorporation
 ===================================             ==============================

   3. Notice of a meeting of the Board          (Deleted)
   --------------------------------
of Directors shall be dispatched to
-----------------------------------
each director and each corporate
--------------------------------
auditor three (3) days before the date
--------------------------------------
of the meeting; provided, however,
----------------------------------
that such meeting may be held without
-------------------------------------
going through the procedure for
-------------------------------
calling if so agreed by all the
-------------------------------
directors and the corporate auditors.
-------------------------------------

   4. Resolutions at a meeting of the           (Deleted)
   ----------------------------------
Board of Directors shall be adopted by
--------------------------------------
a majority of the directors present
-----------------------------------
who shall constitute a majority of the
--------------------------------------
total number of directors.
--------------------------

(Newly established)                          (Calling Meetings of Board of
                                             -----------------------------
                                             Directors)
                                             ----------

                                                Article 26.
                                                -----------
                                                1. Notice of a meeting of the Board
                                               ------------------------------------
                                             of Directors shall be dispatched to
                                             -----------------------------------
                                             each director and each corporate
                                             --------------------------------
                                             auditor three (3) days before the
                                             ---------------------------------
                                             date of the meeting; provided,
                                             ------------------------------
                                             however, that such period may be
                                             --------------------------------
                                             shortened in case of emergency.
                                             -------------------------------
                                                2. A meeting of the Board of
                                                ----------------------------
                                             Directors may be held without going
                                             -------------------------------------
                                             through the procedure for calling, if
                                             --------------------------------------
                                             so agreed by all the directors and the
                                             --------------------------------------
                                             corporate auditors.
                                             -------------------

(Newly established)                          (Resolutions of Meetings of Board of
                                             ------------------------------------
                                             Directors)
                                             ----------

                                                Article 27.
                                                ----------
                                                1. The Board of Directors shall
                                                -------------------------------
                                             decide important matters concerning
                                             -----------------------------------
                                             the execution of business and affairs
                                             -------------------------------------
                                             of the Company as well as such matters
                                             --------------------------------------
                                             as are provided for in laws and
                                             -------------------------------
                                             ordinances.
                                             ----------
                                                2. Resolutions of the Board of
                                                ------------------------------
                                             Directors shall be adopted by the
                                             ---------------------------------
                                             affirmative vote of a majority of
                                             ---------------------------------
                                             the directors present at the meeting,
                                             -------------------------------------
                                             whereby a majority of all
                                             -------------------------
                                             directors shall constitute a quorum.
                                             ------------------------------------

(Newly established)                          (Omission of Resolution of Board of
                                             -----------------------------------
                                             Directors)
                                             ----------

                                                Article 28. The Company shall deem
                                                ----------------------------------
                                             that the resolution of the Board of
                                             -----------------------------------
                                             Directors has been adopted if the
                                             ---------------------------------
                                             requirements under Article 370 of
                                             ---------------------------------
                                             the Corporation Law are satisfied.
                                             ----------------------------------

(Remuneration)                               (Remuneration and other interests)
                                                           --------------------

   Article 23. Remuneration of                  Article 29. Remuneration and
           --               --                          ---              ---
directors shall be determined by             bonus of directors and other property
---------                                    -------------------------------------
resolution at a general meeting of           interests received by the directors
shareholders.                                -----------------------------------
                                             from the Company in consideration of
                                             ------------------------------------
                                             the performance of their duties
                                             -------------------------------
                                             (hereinafter referred to as the
                                             -------------------------------
                                             "Remuneration") shall be determined
                                             ---------------
                                             by resolution at a general meeting of
                                             shareholders.

(Newly established)                          (Exemption of Liability of Outside
                                             ----------------------------------
                                             Directors)
                                             ----------
                                                Article 30. The Company may
                                                ---------------------------
                                             enter into an agreement with outside
                                             ------------------------------------
                                             directors under which their liability
                                             -------------------------------------
                                             for damages due to the failure in
                                             ---------------------------------
                                             performing their duties shall be
                                             --------------------------------
                                             limited in accordance with the
                                             ------------------------------
                                             provisions of Paragraph 1, Article
                                             ----------------------------------
                                             427 of the Corporation Law;
                                             ---------------------------
                                             provided, however, that the limit of
                                             ------------------------------------
                                             liability under such agreement shall
                                             ------------------------------------
                                             be the higher of the predetermined
                                             ----------------------------------
                                             amount of not less than ten million
                                             -----------------------------------
                                             (10,000,000) yen, or the amount
                                             -------------------------------
                                             provided for under the laws and
                                             -------------------------------
                                             ordinances.
                                             -----------

  ==================================            ================================
  Previous Articles of Incorporation             New Articles of Incorporation
  =================================             ===============================

  CHAPTER V. CORPORATE AUDITORS AND            CHAPTER V. CORPORATE AUDITORS AND
     BOARD OF CORPORATE AUDITORS                  BOARD OF CORPORATE AUDITORS

(Number)                                     (Number)

   Article 24. The Company shall have           Article 31. The Company shall
           --                                           --
not more than five (5) corporate             have not more than five (5) corporate
auditors.                                    auditors. (Small change in Japanese)

(Election)                                   (Election)

   Article 25. Corporate auditors               Article 32.
           --                                           --
shall be elected at a general meeting           1. (Unchanged)
of shareholders.                                --
   2. Resolutions for the election              2. Resolutions for the election of
under the preceding paragraph shall                                             --
-----------------------------                corporate auditors shall be adopted by
be adopted by a majority of the votes        ------------------
of the shareholders present who              a majority of the votes of the
hold not less than one-third                 shareholders present who hold not
(1/3) of the voting rights of                less than one-third (1/3) of the voting
all the shareholders.                        rights of the shareholders entitled
---                                                                     --------
                                             to exercise voting rights.
                                             --------------------------

(Term of Office)                             (Term of Office)
   Article 26. The term of office               Article 33.
           --                                           --
of corporate auditors shall be until            1. The term of office of corporate
the close of the ordinary general               -
meeting of shareholders relating to          auditors shall be until the close of
the last accounts closing date               the ordinary general meeting of
         ------------------------            shareholders relating to the last
occurring within four (4) years after        fiscal year ending within four (4)
---------                                    ------------------
their assumption of office; provided,        years after their election.
      -------------------------------                          ---------
however, that the term of office of a           2. The term of office of a corporate
-------------------------------------              ---------------------------------
corporate auditor elected to fill a          auditor elected to fill a vacancy of
-----------------------------------          ------------------------------------
vacancy shall be for the remaining           an auditor resigned before the
----------------------------------           ------------------------------
balance of the term of office of             completion of the term shall be for
--------------------------------             -----------------------------------
the retired corporate auditor.               the remaining balance of the term
------------------------------               ---------------------------------
                                             of office of the retired corporate
                                             ----------------------------------
                                             auditor.
                                             --------

(Filling of Vacancy)                            (Deleted)
--------------------
   Article 27. In the event of any
   -------------------------------
vacancy occurring in the office of
----------------------------------
corporate auditors, no election to
----------------------------------
fill such vacancy may be held, if
---------------------------------
the number of the remaining
---------------------------
corporate auditors is not short
-------------------------------
of the statutory number.
------------------------
(Calling of Meetings of Board of             (Person with the Right to Call the
--------------------                         ----------------------------------
Corporate Auditors; Resolutions)             Meeting of Board of Corporate Auditors)
                  --------------             -------
   Article 28. The Board of                     Article 34.
           --  ------------                             --
Corporate Auditors shall decide                 (Deleted)
--------------------------------
matters concerning the audit
-------------------------------
policy, the methods for investigating
---------------------------------------
the state of the business and property
-------------------------------------
and the execution of other duties
------------------------------------
of corporate auditors as well as
-----------------------------------
such matters as are provided for
-----------------------------------
in laws and ordinances.
-------------------------
   2. A meeting of the Board of                 A meeting of the Board of Corporate
   -                                         Auditors shall be called by each
Corporate Auditors shall be called by        corporate auditor.
each corporate auditor.

   3. Notice of a meeting of the Board          (Deleted)
   -----------------------------------
of Corporate Auditors shall be
------------------------------
dispatched to each corporate
----------------------------
auditor three (3) days before
-----------------------------
the date of the meeting; provided,
----------------------------------
however, that such meeting may
------------------------------
be held without going through the
---------------------------------
procedure for calling if so
---------------------------
agreed by all the corporate auditors.
-------------------------------------
   4. Except as otherwise provided              (Deleted)
----------------------------------
for in laws or ordinances, resolutions
--------------------------------------
at a meeting of the Board of Corporate
--------------------------------------
Auditors shall be adopted by a
------------------------------
majority of the corporate auditors.
-----------------------------------

  ==================================             =============================
  Previous Articles of Incorporation             New Articles of Incorporation
  ==================================             =============================
(Newly established)                          (Calling Meetings of Board of
                                             -----------------------------
                                             Corporate Auditors)
                                             -------------------

                                                Article 35.
                                                -----------
                                                1. Notice of a meeting of the Board
                                                -----------------------------------
(Newly established)                          of Corporate Auditors shall be
                                             ------------------------------
                                             dispatched to each corporate
                                             ----------------------------
                                             auditor three (3) days before the
                                             ---------------------------------
                                             date of the meeting; provided,
                                             ------------------------------
                                             however, that such period may be
                                             --------------------------------
                                             shortened in case of emergency.
                                             -------------------------------
                                                2. A meeting of the Board of
                                                -------------------------------
                                             Corporate Auditors may be held
                                             ------------------------------
                                             without going through the procedure
                                             -----------------------------------
                                             for calling, if so agreed by all
                                             --------------------------------
                                             the corporate auditors.
                                             -----------------------

                                             (Resolutions of Meetings of Board of
                                             ------------------------------------
                                             Corporate Auditors)
                                             -------------------

                                                Article 36.
                                                -----------
                                                1. The Board of Corporate Auditors
                                                ----------------------------------
                                             shall decide matters concerning the
                                             -----------------------------------
                                             audit policy, the methods for
                                             -----------------------------
                                             investigating the state of the
                                             ------------------------------
                                             business and property and the
                                             -----------------------------
                                             execution of other duties of
                                             ----------------------------
                                             corporate auditors as well as such
                                             ----------------------------------
                                             matters as are provided for in laws
                                             -----------------------------------
                                             and ordinances.
                                             ---------------
                                                2. Except as otherwise provided for
                                                -----------------------------------
                                             in laws or ordinances, resolutions
                                             ----------------------------------
                                             at a meeting of the Board of
                                             ----------------------------
                                             Corporate Auditors shall be adopted
                                             -----------------------------------
                                             by a majority of the corporate
                                             ------------------------------
                                             auditors.
                                             ---------

(Full-Time Corporate Auditor)                (Full-Time Corporate Auditor)

   Article 29. The corporate auditors           Article 37. A full-time corporate
   ----------------------------------           ---------------------------------
shall appoint a full-time corporate          auditor or auditors shall be
-----------------------------------          ----------------------------
auditor or auditors from among their         elected by resolution of the Board
------------------------------------         ----------------------------------
number.                                      of Corporate Auditors.
-------                                      ----------------------

(Remuneration)                               (Remuneration and other interests)
                                                           --------------------

   Article 30. Remuneration of                  Article 38. Remuneration and other
           --                                           --               ---------
corporate auditors shall be determined       interests of corporate auditors
by resolution at a general meeting of        ---------
shareholders.                                shall be determined by resolution
                                             at a general meeting of
                                             shareholders.

(Newly established)                          (Exemption of Liability of Outside
                                             ----------------------------------
                                             Corporate Auditors)
                                             -------------------
                                                Article 39. The Company may enter
                                                ---------------------------------
                                             into an agreement with outside
                                             ------------------------------
                                             corporate auditors under which their
                                             ------------------------------------
                                             liability for damages due to the
                                             --------------------------------
                                             failure in performing their duties
                                             ----------------------------------
                                             shall be limited in accordance with
                                             ---------------------------------
                                             the provisions of Paragraph 1,
                                             ------------------------------
                                             Article 427 of the Corporation Law;
                                             -----------------------------------
                                             provided, however, that the limit
                                             ---------------------------------
                                             of liability under such agreement
                                             ---------------------------------
                                             shall be the higher of the
                                             --------------------------
                                             predetermined amount not less than
                                             ----------------------------------
                                             five million (5,000,000) yen, or
                                             --------------------------------
                                             the amount provided for under the
                                             ---------------------------------
                                             laws or regulations.
                                             --------------------

  ==================================              ==============================
  Previous Articles of Incorporation              New Articles of Incorporation
  ==================================              ==============================
         CHAPTER VI. ACCOUNTS                 CHAPTER VI. ACCOUNTS

(Business Year; Accounts Closing Date)        (Fiscal Year)
--------------------------------------        -------------
   Article 31. The business year of the          Article 40. The fiscal year of the
           --  ------------                              --      ------
Company shall be from April 1 of each         Company shall be one year from April 1
year to March 31 of the following year                         --------
and the last day of each business year        of each year to March 31 of the
--------------------------------------        following year.
shall be the accounts closing date.
-----------------------------------

(Dividends)                                   (RECORD DATE FOR DIVIDENDS AT
-----------                                   FISCAL YEAR END)

   Article 32. Dividends shall be paid           Article 41. The record date for the
           --  -----------------------                   --  -----------------------
to the shareholders and registered            dividends to be paid by the Company at
----------------------------------            --------------------------------------
pledgees appearing or recorded in the         the end of fiscal year shall be
-------------------------------------         -------------------------------
final register of shareholders as of          March 31 of each year.
------------------------------------
March 31 of each year.

(Interim Dividends)                           (Interim Dividends)

Article 33. The Company may, by                  Article 42. The Company may, by
        --                                               --
resolution of the Board of Directors,         resolution of the Board of Directors,
make cash distribution as provided for        pay interim dividends by regarding
--------------------------------------        ----------------------------------
in Article 293-5 of the Commercial            September 30 of each year as the
----------------------------------                                      ------
Code of Japan ("interim                       record date.
-----------------------                       ------------
dividends") to the shareholders or
----------------------------------
registered pledgees appearing or
--------------------------------
recorded in the final register of
---------------------------------
shareholders as of
------------------
September 30 of each year.

(Period of Limitations)                       (Period of Limitations For Dividends)
                                                                     --------------

   Article 34. The Company shall be              Article 43. The Company shall be
           --                                            --
relieved from the obligation to pay           relieved from the obligation to pay
any dividend or interim dividend if           any property available for
    -----------------------------                 ----------------------
such any dividend or interim dividend         distribution if such property
     --------------------------------         ------------         --------
remains unreceived after the lapse of         available for distribution is cash and
three (3) full years from the date on         --------------------------------------
which the same became due and payable.        still remains unreceived after the
                                              -----
                                              lapse of three (3) full years from the
                                              date on which the same became due and
                                              payable.

                                   APPENDIX

1. REPRESENTATIVE DIRECTORS AND DIRECTORS

After the ordinary general meeting of shareholders ended, a representative director assumed office following the resolution at the meeting of the Board of Directors.

   As a result, the Company's directors as of June 28, 2006 are as follows:

        Chairman of the Board and
        Representative Director:                      Masamitsu Sakurai
        Director:                                     Koichi Endo
        Director:                                     Masayuki Matsumoto
        Director:                                     Katsumi Yoshida
        Director:                                     Takashi Nakamura
        Director:                                     Shiro Kondoh
        Director:                                     Kazunori Azuma
        Director:                                     Zenji Miura
        Director:                                     Kiyoshi Sakai
        Director:                                     Takaaki Wakasugi
        Director:                                     Takuya Goto

Note: Directors Takaaki Wakasugi and Takuya Goto are outside directors.

2. CORPORATE AUDITORS

After the ordinary general meeting of shareholders ended, a standing corporate auditor assumed office following the resolution at the meeting of the Board of Corporate Auditors.

   As a result, the Company's corporate auditors as of June 28, 2006 are as follows:

         Corporate Auditor (Standing):                 Kohji Tomizawa
         Corporate Auditor (Standing):                 Shigekazu Iijima
         Corporate Auditor:                            Kenji Matsuishi
         Corporate Auditor:                            Takehiko Wada

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside corporate auditors.

[REFERENCE]

3. EXECUTIVE OFFICERS

The Company's executive officers as of June 28, 2006 are as follows:

President and Chief Executive Officer      Corporate Vice Presidents
                        Masamitsu Sakurai                    Yoshimasa Matsuura
                                                             Sadahiro Arikawa
Corporate Executive Vice Presidents                          Norio Tanaka
                        Koichi Endo                          Kenichi Kanemaru
                        Masayuki Matsumoto                   Daisuke Segawa
                        Katsumi Yoshida                      Hisashi Takata
                        Takashi Nakamura                     Kenichi Matsubayashi
                        Shiro Kondoh                         Kunihiko Satoh
                        Kazunori Azuma                       Soichi Nagamatsu
                        Zenji Miura
                        Kiyoshi Sakai      [Group Executive Officers]
                                           Corporate Executive Vice Presidents
Corporate Senior Vice Presidents                             Makoto Hashimoto
                        Kazuo Togashi
                        Terumoto Nonaka    Corporate Senior Vice Presidents
                        Etsuo Kobayashi                      Yuji Inoue
                        Haruo Nakamura                       Shiroh Sasaki
                        Kenji Hatanaka
                        Hideko Kunii       Corporate Vice Presidents
                        Hiroshi Kobayashi                    Peter E. Hart
                        Susumu Ichioka                       Bernard Decugis
                                                             Hiroshi Tsuruga
Corporate Vice Presidents                                    Norihisa Goto
                        Kiyoto Nagasawa                      Shunsuke Nakanishi
                        Yutaka Ebi                           Mitsuhiko Ikuno
                        Hiroo Matsuda                        Yoshihiro Niimura
                        Hiroshi Adachi                       Michel De Bosschere
                        Kohji Sawa                           Toshiaki Katayama
                                                             Thomas Salierno